AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 1995
                                                  REGISTRATION NO.33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  ----------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                    Under
                          THE SECURITIES ACT OF 1933
                                  ----------
                           INTER-TEL, INCORPORATED
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
          Arizona                                         86-0220994
- ------------------------------                       --------------------
(STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)

                           7300 West Boston Street
                         Chandler, Arizona 85226-3224
                                (602) 961-9000
  (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                  REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------
                              STEVEN G. MIHAYLO
                      Chairman of the Board of Directors
                         and Chief Executive Officer
                           Inter-Tel, Incorporated
                           7300 West Boston Street
                         Chandler, Arizona 85226-3224
                                (602) 961-9000

(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                            OF AGENT FOR SERVICE)
                               ---------------
                                  COPIES TO:
    Jeffrey D. Saper, Esq.
 Patrick J. Schultheis, Esq.                          Stanton D. Wong, Esq.
     Robert G. Day, Esq.                              Karen A. Dempsey, Esq.
Wilson, Sonsini, Goodrich & Rosati                  Pillsbury Madison & Sutro
  Professional Corporation                               P. O. Box 7880
     650 Page Mill Road                          San Francisco, California 94120
Palo Alto, California 94304-1050                        (415) 493-9300
      (415) 983-1000
                               ---------------
       Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
                               ---------------
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities  being registered on this Form are to be   offered
on a delayed or continuous basis pursuant to Rule 415 under the Securities   Act
of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                               ---------------
                       CALCULATION OF REGISTRATION FEE

- --------------------------------------------------------------------------------

 Title of each class of securities    Amount to be   Proposed maximum offering   Proposed maximum agregate       Amount of
       to be registered               registered(1)     price per share(2)           offering price(2)       registration fee
- -----------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value .......  3,277,500 shares         $15.9375                  $52,235,156               $18,013
- -----------------------------------------------------------------------------------------------------------------------------


(1) INCLUDES 427,500 SHARES WHICH THE UNDERWRITERS HAVE THE OPTION TO
    PURCHASE TO COVER OVER-ALLOTMENTS, IF ANY.
(2) ESTIMATED SOLELY FOR THE PURPOSE OF COMPUTING THE AMOUNT OF THE REGISTRATION FEE, BASED ON THE AVERAGE OF THE HIGH AND LOW PRICES FOR THE COMMON STOCK AS REPORTED ON THE NASDAQ NATIONAL MARKET ON JULY 25, 1995, IN ACCORDANCE WITH RULE 457(C) PROMULGATED UNDER THE SECURITIES ACT OF 1933.

                                  ----------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL  THE   REGISTRATION STATEMENT  SHALL  BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURUTIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED JULY 31, 1995

                               2,850,000 SHARES

 #############################################################################

                                IMAGE OMITTED
 (SEE NARRATIVE DESCRIPTION BELOW OR IN "APPENDIX FOR GRAPHICS AND IMAGES".)
 PICKUP: "P1"
 =============================================================================
                             IMAGE: "INTER-TEL"
 =============================================================================
 #############################################################################

                                 COMMON STOCK


   Of the 2,850,000 shares of Common Stock offered hereby, 2,000,000 shares are being sold by Inter-Tel, Incorporated ("Inter-Tel" or the "Company") and 850,000 shares are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. The Company's Common Stock is traded on the Nasdaq National Market under the symbol INTL. On July 28, 1995, the last reported sale price of the Common Stock on the Nasdaq National Market was $17.375 per share. See "Price Range of Common Stock."

   SEE "RISK FACTORS" COMMENCING ON PAGE 4 FOR A DISCUSSION OF CERTAIN   FACTORS
THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                                  ----------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                Proceeds to
                Price to      Underwriting     Proceeds to        Selling
                 Public        Discount(1)     Company(2)     Shareholders(2)

Per Share  ...   $               $               $                $
Total(3)  ....  $               $               $                $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company estimated at $700,000.
(3) A Selling Shareholder has granted to the Underwriters a 30-day option to purchase up to 427,500 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $ , the Underwriting Discount will total
    $       and the Proceeds to Selling Shareholders will total    $       . See
    "Underwriting."


   The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery Securities on or about , 1995.
                                  ----------
         MONTGOMERY   SECURITIES
                      DONALDSON,   LUFKIN   &   JENRETTE
                                  SECURITIES CORPORATION
                                              SUTRO & CO. INCORPORATED

                                           , 1995

AXXESS is a fully-digital,  software-
intensive  system which  incorporates
DSP components and open architecture
interfaces.  The AxxessLink interface
enables the AXXESS  telephone  system
to interact  with  applications  and
databases on attached  computers.

                                                   {PICTURE-GRAPHIC}

The schematic below illustrates certain
ways in which the   AXXESS system can
enhance productivity through the
AxxessLink interface.







                              {SCHEMATIC-GRAPHIC}






   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

   This Prospectus includes trademarks of the Company and other companies.

                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including notes thereto, appearing elsewhere in, or incorporated by reference into, this Prospectus. Unless otherwise indicated, the information contained in this Prospectus assumes no exercise of the Underwriters' over- allotment option.

                                 THE COMPANY


   Inter-Tel is a single point of contact, full service provider of business telephone systems, telecommunications software applications, computer telephony integration (CTI), voice processing software and long distance calling services, as well as maintenance, leasing and support services. Because of the modular design and high level of software content in the Company's products, including its AXXESS and Inter-Tel Axxent systems, customers can readily increase the size and functionality of their systems as their future telecommunications needs change. The Company believes that it is a leading supplier of small to medium size business telephone systems.


   The Company has developed a distribution network of direct sales offices and dealers which sells the Company's products to small to medium size organizations and to divisions or departments of larger organizations, including Fortune 500 companies, large service organizations and governmental agencies. In the United States, the Company has 25 direct sales offices and a growing network of hundreds of dealers who purchase directly from the Company. The Company is also in the process of expanding its international dealer network.



                                 THE OFFERING


Common Stock offered by the Company ...................         2,000,000 shares
Common Stock offered by the Selling Shareholders  .....         850,000 shares
Common Stock to be outstanding after the Offering  ....         12,750,231 shares(1)
Use of Proceeds .......................................         For potential acquisitions, strategic alliances,
                                                                working capital, infrastructure and general
                                                                corporate purposes
Nasdaq National Market Symbol .........................         INTL




                    SUMMARY CONSOLIDATED FINANCIAL DATA(2)
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                                   SIX MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                        JUNE 30,
                                       ------------------------------------------------------- -----------------------
                                          1990      1991       1992       1993       1994            1994       1995
                                       -------   -------    -------   --------   --------         -------   --------
STATEMENT OF OPERATIONS DATA:
Net sales ........................     $70,785   $71,509    $87,211   $102,377   $122,617         $58,465   $70,894
Gross profit .....................      26,421    27,280     33,626     39,586     49,135          22,957    29,064
Operating income .................       4,106     2,121      5,153      6,440      8,813           4,053     4,527(3)
Net income (loss):
Continuing operations ............     $ 1,964   $ 1,016    $ 3,189   $  3,896   $  5,949         $ 2,650   $ 3,109(3)
Discontinued operations ..........        (523)   (5,148)       --         --         --              --         --
                                       -------   -------    -------   --------   --------         -------   -------
Net income (loss) ................     $ 1,441   $(4,132)   $ 3,189   $  3,896   $  5,949         $ 2,650   $ 3,109(3)
                                       =======   =======    =======   ========   ========         =======   =======
Income (loss) per share:
Continuing operations ............     $   .23   $   .12    $   .37   $    .43   $    .55         $   .24   $   .28(3)
Discontinued operations ..........        (.06)     (.61)       --         --         --              --         --
                                       -------   -------    -------   --------   --------         -------   -------
Net income (loss) ................     $   .17   $  (.49)   $   .37   $    .43   $    .55         $   .24   $   .28(3)
                                       =======   =======    =======   ========   ========         =======   ========
Weighted average shares and share
equivalents ......................       8,731     8,405      8,612      8,982     10,852          10,848    11,129













                                                             JUNE 30, 1995
                                                       ------------------------
                                                                         AS
                                                        ACTUAL       ADJUSTED(4)
                                                       --------- --------------
BALANCE SHEET DATA:
Working capital  .................                      $38,890      $ 71,081
Total assets .....................                       75,249       107,440
Shareholders' equity .............                       48,682        80,873

- ---------------------
(1) Based upon shares outstanding as of June 30, 1995. Excludes (i) 863,200 shares issuable upon exercise of stock options outstanding as of June 30, 1995, (ii) 524,488 additional shares reserved for future issuance pursuant to the Company's stock option plans and (iii) 50,000 shares issuable upon exercise of an outstanding warrant. See "Capitalization."
(2) Financial data for all periods have been restated to reflect two acquisitions in May 1995, each accounted for as a pooling of interests. See "Selected Consolidated Financial Data."
(3) Operating income includes a special charge of $1,315,000, which reduced net income by $815,000, or $.07 per share. This special charge reflects the costs associated with integrating the operations of the two acquired companies. Without this special charge, the Company would have reported operating income of approximately $5,842,000 and net income of approximately $3,924,000, or $.35 per share, in the six months ended June 30, 1995.
(4) Adjusted to give effect to the sale of 2,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $17.375 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

   In evaluating the Company's business, prospective investors should carefully consider the following factors in addition to the other information presented in this Prospectus and the documents incorporated by reference herein.

RAPID TECHNOLOGICAL CHANGE AND DEPENDENCE ON NEW AND TIMELY PRODUCT
INTRODUCTIONS


   The market for the Company's systems, products and services is characterized by rapid technological change and continuing demand for new products, features and applications. Current competitors or new market entrants may develop new products or product features that could adversely affect the competitive position of the Company's products. Accordingly, the timely introduction of new products and product features, as well as new telecommunications applications, will be a key factor in the Company's future success. Occasionally, new products contain undetected errors or "bugs" when released. Such bugs may result from bugs contained in software products offered by the Company's suppliers or other third parties that are intended to be compatible with the Company's products, over which the Company has little or no control. Although the Company seeks to minimize the number of bugs in its products by its test procedures and strict quality control, there can be no assurance that its new products will be error free when introduced. Any significant delay in the commercial introduction of the Company's products due to bugs, any design modifications required to correct bugs or any impairment of customer satisfaction as a result of bugs could have a material adverse effect on the Company's business and operating results. In addition, new products often take several months before their manufacturing costs stabilize, which may adversely affect operating results for a period of time following introduction. The Company recently announced its new Inter-Tel Axxent telephone system, an OS/2 version of its voice processing software, and a number of upgrades to its existing AXXESS systems. In the event that the Company were to fail to successfully introduce new systems, products or services or upgrades to its existing systems or products on a regular and timely basis, demand for the Company's existing systems, products and services could decline, which could have a material adverse effect on the Company's business and operating results. There can be no assurance that the Company will be able to successfully develop new systems, products, services, technologies and applications on a timely basis as required by changing market needs or that new systems or products or enhancements thereto, including its recently announced products and upgrades, when introduced by the Company will achieve market acceptance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


   The Company has recently developed and continues to develop products designed to address the emerging market for the convergence of voice and data applications, or computer telephony integration. If the CTI market fails to develop or grows more slowly than the Company anticipates, or if the Company is unable for any reason to capitalize on this emerging market opportunity, the Company's business and operating results could be materially adversely affected.

DEPENDENCE UPON CONTRACT MANUFACTURERS AND COMPONENT SUPPLIERS


   Certain components used in the Company's systems, including certain microprocessors, integrated circuits, power supplies and voice processing interface cards, are currently available from a single source or limited sources of supply, and certain of these components, including integrated circuits, are currently in limited supply. In addition, the Company currently manufactures its products through a limited number of contract manufacturers located in the United States, the Philippines and the People's Republic of China. Foreign manufacturing facilities are subject to changes in governmental policies, imposition of tariffs and import restrictions and other factors beyond the Company's control. Varian Associates, Inc. ("Varian") currently manufactures a significant portion of the Company's products at Varian's Tempe, Arizona facility, including substantially all of the printed circuit boards used in the AXXESS and Inter-Tel Axxent systems. From time to time, the Company has experienced delays in the supply of components and finished goods and there can be no assurance that the Company will not experience such delays in the future. The Company's reliance on third party manufacturers involves a number of additional risks, including reduced control over delivery schedules, quality assurance and costs. Any delay in delivery or shortage of supply of components or finished goods from Varian or any other supplier, or the Company's inability to develop in a timely manner alternative or additional sources if and when required, could damage the Company's relationships with current and prospective customers and could materially and adversely affect the Company's business and operating results. The Company has no long term agreements with its suppliers that require the suppliers to provide fixed quantities of components or finished goods at set prices. There can be no assurance that the Company will be able to continue to obtain components or finished goods in sufficient quantities or quality or on favorable pricing and delivery terms in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Manufacturing."


COMPETITION


   The market for the Company's telephone system products is highly competitive and in recent periods has been characterized by pricing pressures and business consolidations. The Company's competitors include AT&T Corp. ("AT&T") and Northern Telecom Limited ("NorTel"), as well as Comdial Corporation ("Comdial"), EXECUTONE Information Systems, Inc. ("Executone"), Mitel Corporation ("Mitel"), Panasonic, Siemens ROLM Communications Inc. ("ROLM"), Toshiba and others. The Company also competes against the regional Bell operating companies (RBOCs), which offer systems produced by one or more of the aforementioned competitors and also offer Centrex systems in which automatic calling facilities are provided through equipment located in the telephone company's central office. Competition by the RBOCs could increase significantly if the RBOCs are granted the right to manufacture telephone systems and equipment themselves and/or to bundle the sale of equipment with telephone calling services, activities which to date they have been restricted from undertaking. Recent legislative initiatives would have the effect of increasing competition from the RBOCs.

   In the market for voice processing applications, including voice mail, the Company competes against Centigram Communications Corporation ("Centigram"), Octel Communications Corporation ("Octel"), Active Voice Corporation ("Active Voice"), Applied Voice Technology, Inc. ("AVT") and other competitors, including telephone systems manufacturers such as AT&T, NorTel and ROLM, which offer integrated voice processing systems under their own label as well as through various OEM arrangements. Certain of the Company's competitors may achieve marketing advantages by bundling their voice processing equipment with sales of telephone systems, or by designing their telephone systems so that they do not readily integrate with independent voice processing systems. Inter-Tel expects that the development of industry standards and the acceptance of open systems architectures in the voice processing market will reduce technical barriers to market entry and lead to increased competition.

   In the market for long distance services, the Company competes against AT&T, MCI Telecommunications Corporation ("MCI"), Sprint Corporation ("Sprint") and other suppliers, certain of which also supply the long distance calling and network services that the Company resells. Although the Company acquires a variety of long distance calling services in bulk from certain long distance carriers, there can be no assurance that the Company will be able to purchase long distance calling services on favorable terms from one or more of such providers in the future. In addition, a substantial majority of prospective new long distance customers for the Company currently purchase long distance calling services from the Company's competitors. The Company believes that it is likely to face increased competition in the long distance calling services market to the extent that telecommunications deregulation enables RBOCs to supply long distance calling and network services or enables RBOCs and others to bundle long distance, local telephone and wireless services. Moreover, the Company expects to face increased competition in the future because low technical barriers to entry will allow new market entrants.


    Many of the Company's competitors have significantly greater financial and technical resources, name recognition and marketing and distribution capabilities than the Company. The Company expects that competition will continue to be intense in the markets addressed by its products and services, and there can be no assurance that the Company will be able to compete successfully in the future. See "Business--Competition."

PRODUCT PROTECTION AND INFRINGEMENT

    The Company's future success is dependent in part upon its proprietary technology. The Company has no patents and relies principally on copyright and trade secret law and contractual provisions to protect its intellectual property. There can be no assurance that any copyright owned by the Company will not be invalidated, circumvented or challenged or that the rights granted thereunder will provide competitive advantages to the Company. Further, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or that duplicate the Company's technology. As the Company expands its international operations, effective intellectual property protection may be unavailable or limited in certain foreign countries. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business and operating results.


   From time to time, the Company is subject to proceedings alleging infringement by the Company of intellectual property rights of others. If any such claim is asserted against the Company, the Company may seek to obtain a license under the third party's intellectual property rights. There can be no assurance that a license will be available on terms acceptable to the Company or at all. In the alternative, the Company could resort to litigation to challenge any such claim, and the Company is currently engaged in one such proceeding. See "Business--Legal Proceedings." Any such litigation could require the Company to expend significant sums and could require the Company to pay significant damages, develop non- infringing technology or acquire licenses to the technology which is the subject of the asserted infringement, any of which could have a material adverse effect on the Company's business and operating results. In the event that the Company is unable or chooses not to license such technology or decides not to challenge such third party's rights, the Company could encounter substantial and costly delays in product introductions while attempting to design around such third party rights, or could find that the development, manufacture or sale of products requiring such licenses could be foreclosed.


POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS; LIMITED BACKLOG


   The Company's quarterly operating results depend upon a variety of factors, including the volume and timing of orders received during the quarter, the mix of products sold and mix of distribution channels, general economic conditions, patterns of capital spending by customers, the timing of new product announcements and releases by the Company and its competitors, pricing pressures and the availability and cost of products and components from the Company's suppliers. The Company's customers typically require the immediate shipment and installation of systems. As a result, the Company has historically operated with a relatively small backlog, and sales and operating results in any quarter are principally dependent on orders booked and shipped in that quarter. Moreover, market demand for investment in capital equipment such as telephone systems and applications is largely dependent on general economic conditions, and can vary significantly as a result of changing conditions in the economy as a whole. The Company's expense levels are based in part on expectations as to future sales and, if sales levels do not meet expectations, operating results could be adversely affected. Because sales of systems through the Company's dealers produce lower gross margins than sales through the Company's direct sales organization, operating results will vary based upon the mix of sales through direct and indirect channels. Although the Company to date has been able to resell the rental streams from leases under its Totalease program profitably and on a substantially current basis, the timing and profitability of lease resales from quarter to quarter could impact operating results, particularly in an environment of fluctuating interest rates. Long distance sales have, in recent periods, grown at a faster rate than the Company's overall net sales and such sales have lower gross margins than the Company's core business. As a result, gross margins could be adversely affected in the event that long distance calling services continue to increase as a percentage of net sales. In addition, the Company is subject to seasonality in its operating results, as net sales for the first and third quarters are frequently less than those experienced in the fourth and second quarters, respectively. As a result of these and other factors, the Company has in the past and could in the future experience fluctuations in sales and operating results on a quarterly basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANAGEMENT OF GROWTH; IMPLEMENTATION OF NEW MANAGEMENT INFORMATION SYSTEMS

   The growth in the Company's business has placed, and is expected to continue to place, a significant strain on the Company's personnel, management and other resources. The Company's ability to manage any future growth effectively will require it to attract, train, motivate and manage new employees successfully, to integrate new employees into its overall operations and to continue to improve its operational, financial and management information systems. In particular, in 1995 the Company expects to begin implementation of new management information systems (MIS). The Company believes the new MIS systems will significantly affect many aspects of its business, including its accounting, operations, purchasing, sales and marketing functions. The successful implementation of such systems is expected to be crucial to the Company's provision of services and to enable future growth. There can be no assurance that the Company will implement its new MIS systems in an efficient and timely manner or that the new systems will be adequate to support the Company's operations. Following the initial implementation of the new MIS systems, the Company's corporate offices are expected to be moved to another location in Phoenix, Arizona. There can be no assurance that such move will be accomplished in an orderly and efficient manner.


   The Company has made strategic acquisitions in the past and expects to continue to do so in the future. Acquisitions require a significant amount of the Company's management attention and financial and operational resources, all of which are limited. The integration of acquired entities may also result in unexpected costs and disruptions, and significant fluctuations in, or reduced predictability of, operating results from period to period. There can be no assurance that an acquisition will not adversely affect the business relationships of the Company or the acquired entity with their respective suppliers or customers. Further, there can be no assurance that the Company will successfully integrate the acquired operations or achieve any of the intended benefits of an acquisition. The Company's failure to manage its growth effectively could have a material adverse effect on its business and operating results. See "Use of Proceeds."


RELIANCE ON DEALER NETWORK


   A substantial portion of the Company's net sales are made through its network of independent dealers. The Company faces intense competition from other telephone system and voice processing system manufacturers for such dealers' attention, as most of the Company's dealers carry products which compete with the Company's products. The Company has no long term agreements with any of its dealers, and there can be no assurance that any such dealer will not promote the products of the Company's competitors to the detriment of the Company's products. The loss of any significant dealer or group of dealers, or any event or condition adversely affecting the Company's dealer network, could have a material adverse effect on the Company's business and operating results. In recent years the Company has effected a number of strategic acquisitions of resellers of telephony products and integrated these operations with its existing direct sales operations in the same geographic areas and in other strategic markets. There can be no assurance that one or more of the Company's dealers will not be acquired by a competitor and that the loss of any such dealer so acquired will not adversely affect the Company's business and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Distribution."


RISKS OF PROVIDING LONG DISTANCE SERVICES

   Inter-Tel depends on a reliable supply of telecommunications services and information from several long distance carriers. Because it does not own transmission facilities, the Company relies on long distance carriers for the provision of network services to the Company's customers and for billing information. Long distance services are subject to extensive and uncertain governmental regulation on both the federal and state level. There can be no assurance that the promulgation of certain regulations, such as regulations requiring the reduction of direct-dial billing rates, will not adversely affect the Company's business and operating results. The Company currently resells long distance services pursuant to contracts with three of the six largest long distance carriers with U.S. networks, and is negotiating a similar contract with a fourth. These contracts typically have a multi-year term in which the Company's prices are relatively fixed and have minimum use requirements. There can be no assurance that the Company will meet minimum use commitments, will be able to negotiate lower rates with carriers in the event of any decrease in end user rates or will be able to extend its contracts with long distance carriers at prices favorable to the Company. The Company's ability to continue to expand its long distance service operations will depend on its ability to continue to secure reliable long distance services from a number of long distance carriers and the willingness of such carriers to continue to make telecommunications services and billing information available to the Company on favorable terms. See "Business--Products and Services."


DEPENDENCE ON KEY PERSONNEL


   The Company is dependent on the continued service of, and its ability to attract and retain, qualified technical, marketing, sales and managerial personnel. The competition for such personnel is intense, and the loss of any of such persons, as well as the failure to recruit additional key technical and sales personnel in a timely manner, would have a material adverse effect on the Company's business and operating results. There can be no assurance that the Company will be able to continue to attract and retain the qualified personnel necessary for the development of its business. The Company currently does not have employment contracts with any of its employees. See "Business--Employees."


POSSIBLE VOLATILITY OF STOCK PRICE

   The Company believes that factors such as announcements of developments relating to the Company's business, fluctuations in the Company's operating results, general conditions in the telecommunications industry or the worldwide economy, changes in legislation or regulation affecting the telecommunications industry, an outbreak of hostilities, a shortfall in revenue or earnings from securities analysts' expectations, announcements of technological innovations or new products or enhancements by the Company or its competitors, developments in intellectual property rights and developments in the Company's relationships with its customers and suppliers could cause the price of the Company's Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market in general, and the market for shares of technology stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. There can be no assurance that the market price of the Company's Common Stock will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's performance. See "Price Range of Common Stock."


CONCENTRATION OF OWNERSHIP

   Immediately following this offering, the Company's Chairman of the Board of Directors and Chief Executive Officer will beneficially own approximately 25% of the outstanding shares of the Common Stock (approximately 22% if the Underwriters' over-allotment option is exercised in full). As a result, he will have the ability to exercise significant influence over all matters requiring shareholder approval. In addition, the concentration of ownership could have the effect of delaying or preventing a change in control of the Company. See "Selling Shareholders."


                                 THE COMPANY

   The Company was incorporated in Arizona in July 1969. Its principal offices are located at 7300 West Boston Street, Chandler, Arizona 85226 and its telephone number at that address is (601) 961-9000. As used in this Prospectus, "Inter-Tel" or the "Company" refers to Inter-Tel, Incorporated and its subsidiaries.

                               USE OF PROCEEDS


   The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by it hereby are estimated to be $32.2 million, based on an assumed public offering price of $17.375 per share and after deduction of the estimated underwriting discount and offering expenses. A portion of the net proceeds may be used to finance acquisitions of resellers of telephony products, other strategic acquisitions or corporate alliances. The Company considers such acquisitions on an ongoing basis, but has no current commitments for any acquisition which would have a material impact on the Company's results of operations or financial condition. The Company intends to use the balance of the net proceeds primarily for working capital, capital expenditures relating to the upgrade of infrastructure and other general corporate purposes. In particular, the Company expects to use up to $5.0 million of the net proceeds of the offering for capital expenditures relating to the implementation of new MIS systems. Pending such uses, the Company will invest the net proceeds in investment grade short term income producing investments. The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.


                               DIVIDEND POLICY

   The Company has paid no cash dividends on its Common Stock since its incorporation and anticipates that for the foreseeable future it will continue to retain any earnings for use in its business. The Company's credit agreement limits the Company's ability to pay cash dividends on its Common Stock.

                         PRICE RANGE OF COMMON STOCK


   The Company's Common Stock is traded on the Nasdaq National Market under the symbol INTL. The following table sets forth, for the periods indicated, high and low reported sale prices per share of the Common Stock as reported on the Nasdaq National Market.



                                                   HIGH     LOW
                                                -------- --------

          1993

          First Quarter ......................  $ 5 1/8  $ 4
          Second Quarter .....................    8        4 1/2
          Third Quarter ......................    7 3/8    5 1/8
          Fourth Quarter .....................    12       6

          1994

          First Quarter ......................    12 1/8   8 5/8
          Second Quarter .....................    11       8 1/2
          Third Quarter ......................    10 1/8   7
          Fourth Quarter .....................     9 3/4   6

          1995

          First Quarter ......................    13       6 7/8
          Second Quarter .....................    16 1/8  11 9/16
          Third Quarter (through July 28)  ...    17 3/4  14 7/8


   On July 28, 1995, the last reported sale price of the Common Stock on the Nasdaq National Market was $17.375 per share. As of June 30, 1995, the Company had approximately 752 holders of record of its Common Stock.



                                CAPITALIZATION


   The following table sets forth the short term debt and capitalization of the Company at June 30, 1995 and as adjusted to give effect to the issuance and sale by the Company of 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $17.375 per share, and the application of the estimated net proceeds therefrom.



                                                                                JUNE 30, 1995
                                                                          -----------------------
                                                                            ACTUAL    AS ADJUSTED
                                                                          --------- -------------
                                                                               (IN THOUSANDS)

Short term debt ...........................................               $   --    $   --
                                                                          ========= =============
Long term debt ............................................               $   --    $   --
Shareholders' equity:
Common stock, no par value, 30,000,000 shares authorized,
10,750,231 shares issued and outstanding, 12,750,231
shares issued and outstanding as adjusted(1) ..............                 27,739    59,930
Retained earnings .........................................                 21,160    21,160
Equity adjustment for foreign currency translation  .......                     (5)       (5)
Receivable from Employee Stock Ownership Trust  ...........                   (212)     (212)
                                                                          --------- -------------
Total shareholders' equity ................................                 48,682    80,873
                                                                          --------- -------------
Total capitalization ......................................                $48,682   $80,873
                                                                          ========= =============


- ----------
(1) Excludes (i) 863,200 shares issuable upon exercise of stock options outstanding as of June 30, 1995, (ii) 524,488 additional shares reserved for future issuance pursuant to the Company's stock option plans and (iii) 50,000 shares issuable upon exercise of an outstanding warrant at an exercise price of $4.25 per share.


                     SELECTED CONSOLIDATED FINANCIAL DATA


   The following table summarizes certain selected  consolidated  financial data of the Company and its subsidiaries. The selected consolidated financial data as of and for each of the five years  ended  December  31,  1994 and the six months ended June 30, 1994 and 1995 have been restated to include the financial results of American Telcom Corp. of Georgia, Inc. and Access West, Inc., which were both acquired in May 1995 in  transactions  accounted  for as poolings of  interests.
Such acquisitions did not constitute  "significant business combinations" within the meaning of the rules of the Securities and Exchange Commission. The selected consolidated  financial data, exclusive of the acquisitions,  as of December 31,
1993 and 1994, and for each of the years in the three-year period ended December
31, 1994,  are derived from  consolidated  financial  statements  that have been audited by Ernst & Young LLP,  independent  auditors,  which are incorporated by reference  into this  Prospectus.  The  selected  consolidated  financial  data, exclusive of the  acquisitions,  as of December 31, 1990,  1991 and 1992 and for
each of the years in the  two-year  period  ended  December 31, 1991 are derived from audited consolidated  financial statements not included in this Prospectus.
The  selected  consolidated  financial  data as of  June  30,  1995  and for the six-month  periods  ended  June 30,  1994 and 1995 are  derived  from  unaudited consolidated  financial statements which are incorporated by reference into this
Prospectus.   The  unaudited   consolidated  financial  statements  include  all
adjustments,   consisting  of  normal  recurring  accruals,  which  the  Company considers  necessary for a fair  presentation of the financial  position and the results of operations for these periods.  Operating results for six months ended
June 30, 1995 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 1995 or future periods.  The data presented below should be read in conjunction  with the  Consolidated  Financial
Statements and Notes thereto and other  financial  information  incorporated  by reference into this Prospectus.



                                                                                                    SIX MONTHS
                                                         YEAR ENDED DECEMBER 31,                   ENDED JUNE 30,
                                          ---------------------------------------------------- ----------------------
                                           1990       1991      1992       1993       1994      1994        1995
                                          --------- ---------- --------- ---------- ---------- --------- ------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales ....................           $70,785   $71,509    $87,211   $102,377   $122,617   $58,465   $  70,894
Cost of sales ................            44,364    44,229     53,585     62,791     73,482    35,508      41,830
                                         --------- ---------- --------- ---------- ---------- --------- ------------
Gross profit .................            26,421    27,280     33,626     39,586     49,135    22,957      29,064
Research and development  ....             3,380     3,638      3,928      4,114      4,537     2,135       2,880
Selling, general and
administrative ...............            18,935    21,521     24,545     29,032     35,785    16,769      20,342
Special charge ...............               --        --         --         --         --        --        1,315(1)
                                         --------- ---------- --------- ---------- ---------- --------- ------------
Operating income .............             4,106     2,121      5,153      6,440      8,813     4,053       4,527
Interest and other income  ...               550       515        664        282        904       285         565
Interest expense .............             1,106       944        727        445        120        62          77
Income taxes .................             1,586       676      1,901      2,381      3,648     1,626       1,906
                                         --------- ---------- --------- ---------- ---------- --------- ------------
Net income (loss):
Continuing operations ........             1,964     1,016      3,189      3,896      5,949     2,650       3,109(1)
Discontinued operations  .....              (523)   (5,148)       --         --         --        --          --
                                         --------- ---------- --------- ---------- ---------- --------- ------------
Net income (loss) ............           $ 1,441   $(4,132)   $ 3,189   $  3,896   $  5,949   $ 2,650   $   3,109(1)
                                         ========= ========== ========= ========== ========== ========= ============
Income (loss) per share:
Continuing operations ........           $   .23   $   .12    $   .37   $    .43   $    .55   $   .24   $     .28(1)
Discontinued operations  .....              (.06)     (.61)       --         --         --        --          --
                                         --------- ---------- --------- ---------- ---------- --------- ------------
Net income (loss) ............           $   .17   $  (.49)   $   .37   $    .43   $    .55   $   .24   $     .28(1)
                                         ========= ========== ========= ========== ========== ========= ============
Weighted average shares and
share equivalents ............             8,731     8,405      8,612      8,982     10,852    10,848      11,129



                                                            DECEMBER 31,                         JUNE 30,
                                           1990      1991      1992       1993       1994          1995
                                         --------- --------- --------- ---------- ----------    ----------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital  ....                    $10,285   $ 8,228   $12,514   $ 34,198   $ 37,245      $38,890
Total assets ........                     42,095    41,118    37,568     57,270     67,418       75,249
Shareholders' equity                      21,025    16,806    19,382     38,542     45,098       48,682



- ----------
(1) Operating income includes a special charge of $1,315,000, which reduced net income by $815,000, or $.07 per share. This special charge reflects costs associated with integrating the operations of the two acquired companies. Without this special charge, the Company would have reported operating income of approximately $5,842,000 and net income of approximately $3,924,000, or $.35 per share, in the six months ended June 30, 1995.


              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS

GENERAL

   Inter-Tel is a single point of contact, full service provider of business telephone systems, telecommunications software applications, computer telephony integration, voice processing software and long distance calling services, as well as maintenance, leasing and support services.

   The Company has developed a network of direct sales offices and dealers which sells the Company's products, and in recent periods the Company has focused on expanding its direct sales capabilities and its dealer network. The Company has effected a number of strategic acquisitions of resellers of telephony products and integrated these operations with its existing direct sales operations in the same geographic areas and in other strategic markets.

   Sales of systems through the Company's dealers typically generate lower gross margins than sales through the Company's direct sales organization, although direct sales typically require higher levels of selling, general and administrative expenses. In addition, the Company's long distance and network services typically generate lower gross margins than sales of system products. Accordingly, the Company's margins may vary from period to period depending upon distribution channel and product mix. In the event that sales through dealers or sales of long distance services increase as a percentage of net sales, the Company's overall gross margin would decline.


   The Company's operating results depend upon a variety of factors, including the volume and timing of orders received during a period, the mix of products sold and mix of distribution channels, general economic conditions, patterns of capital spending by customers, the timing of new product announcements and releases by the Company and its competitors, pricing pressures and the availability and cost of products and components from the Company's suppliers. In addition, the Company is subject to seasonality in its operating results, as net sales for the first and third quarters are frequently less than those experienced during the fourth and second quarters, respectively.

    All  periods  have been  restated to reflect  the  acquisitions  of American
Telcom Corp. of Georgia, Inc. and Access West, Inc. in May 1995. Each transaction was accounted for as a pooling of interests.

RESULTS OF OPERATIONS

   The following table sets forth certain statement of operations data of the Company expressed as a percentage of net sales for the periods indicated:


                                          SIX MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,       JUNE 30,
                                    -------------------------- -----------------
                                       1992     1993     1994     1994     1995
                                    -------- -------- -------- -------- --------
Net sales ................          100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales ............           61.5     61.3     59.9     60.7     59.0
                                    -------- -------- -------- -------- --------
Gross profit .............           38.5     38.7     40.1     39.3     41.0
Research and development              4.5      4.0      3.7      3.7      4.0
Selling, general and
 administrative ..........           28.1     28.5     29.2     28.7     28.7
Special charge ...........             --       --       --       --      1.9
                                    -------- -------- -------- -------- --------
Operating income .........            5.9      6.2      7.2      6.9      6.4
Interest and other income             0.8      0.3      0.7      0.5      0.8
Interest expense .........            0.8      0.4      0.1      0.1      0.1
Income taxes .............            2.2      2.3      3.0      2.8      2.7
                                    -------- -------- -------- -------- --------
Net income ...............            3.7%     3.8%     4.8%     4.5%     4.4%
                                    ======== ======== ======== ======== ========

 SIX MONTHS ENDED JUNE 30, 1995 COMPARED TO SIX MONTHS ENDED JUNE 30, 1994


   Net sales increased 21.3% to $70.9 million in the first six months of 1995 from $58.5 million in the first six months of 1994. The increase was primarily attributable to increased shipments of AXXESS systems and software products through the Company's dealer network and direct sales offices, and an increase in sales of long distance services.

   Gross profit increased to $29.1 million, or 41.0% of net sales, in the first six months of 1995 from $23.0 million, or 39.3% of net sales, in the first six months of 1994. The increase in gross margin was primarily due to a higher percentage of sales derived from AXXESS systems and software, which was offset in part by a higher percentage of sales through dealers and increased sales of the Company's long distance services.

   Research and development expenses increased to $2.9 million, or 4.0% of net sales, in the first six months of 1995 from $2.1 million, or 3.7% of net sales, in the first six months of 1994. This increase was primarily attributable to expenses relating to the introduction of new products, including the AXXESS version 3.0, the Inter-Tel Axxent and AxxessoryTalk version 3.0. The Company expects that research and development expenses will continue to increase in absolute dollars as the Company continues to develop and enhance existing and new technologies and products. These expenses may vary, however, as a percentage of net sales.

   Selling, general and administrative expenses increased to $20.3 million, or 28.7% of net sales, in the first six months of 1995 from $16.8 million, or 28.7% of net sales, in the first six months of 1994. This increase in absolute dollars was primarily attributable to the costs associated with hiring and training approximately 40 sales personnel throughout Inter-Tel's 25 direct sales offices. Higher sales commissions were also paid based upon increased levels of net sales. The Company expects that selling, general and administrative expenses will increase in absolute dollars, but may vary as a percentage of net sales.


   Interest and other income in both periods consisted primarily of interest income.


   Net income increased 17.3% to $3.1 million, or $.28 per share, in the first six months of 1995 from $2.7 million, or $.24 per share, in the first six months of 1994. Net income includes a special charge of approximately $815,000, or $.07 per share, reflecting the costs associated with integrating the operations of the two acquired companies. The special charge principally includes costs
associated   with  redundancy  in  inventories,   equipment   abandonment,   the
combination and relocation of business operations, employee terminations, and the write-off of intangible assets. Without this special charge, the Company would have reported net income of $3.9 million, or $.35 per share, in the six months ended June 30, 1995, an increase of 48.1% over net income of $2.7 million in the first six months of 1994.


 YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

   Net sales increased 19.8% to $122.6 million in 1994 from $102.4 million in 1993. The increase in net sales was primarily attributable to increased sales of telephone systems through the Company's direct sales offices and its dealer network. The remaining increases occurred in long distance sales and other operations. Shipments to the expanded dealer network more than offset decreased shipments to Premier Telecom Products, Inc. ("Premier"), previously the
Company's private label distributor. Shipments to Premier are no longer significant.

   Gross profit increased to $49.1 million, or 40.1% of net sales, in 1994 from $39.6 million, or 38.7% of net sales, in 1993. This increase in gross margins reflected the transition from Premier and other distributors to the direct dealer network and the expansion of AXXESS system and software sales.

   Research and development expenses increased to $4.5 million, or 3.7% of net sales, in 1994 from $4.1 million, or 4.0% of net sales, in 1993. These expenses in both 1994 and 1993 were directed principally to the continued development of the AXXESS and Inter-Tel Axxent software and systems and voice processing software applications.

   Selling, general and administrative expenses increased to $35.8 million, or 29.2% of net sales in 1994, from $29.0 million, or 28.5% of net sales, in 1993. This reflected increased incentive and other compensation, additional personnel to support the direct dealer network and expenses associated with the start up of the Company's Asian subsidiary.

   Interest and other income increased in 1994 principally from the investment for a full year of the funds received in a public offering of the Company's Common Stock in November 1993 and funds generated through operating cash flow.


   Net income increased 52.7% to $5.9 million, or $.55 per share, in 1994 from $3.9 million, or $.43 per share, in 1993. Net income per share in 1994 is based on an additional 1.8 million average shares outstanding in 1994, reflecting the 1993 public offering.


 YEAR ENDED DECEMBER 31, 1993 COMPARED TO YEAR ENDED DECEMBER 31, 1992

   Net sales increased 17.4% in 1993 to $102.4 million from $87.2 million in 1992. The increase in net sales primarily reflected increased sales through the Company's direct sales offices, including new customer sales and higher sales through the Company's Totalease program. Sales to the Company's network of direct dealers following the transition in the distribution channel, which commenced in April 1993, offset a decline in sales to Premier. Sales to Premier decreased to $10.1 million, or 9.9% of net sales, in 1993 from $17.1 million, or 19.6% of net sales, in 1992.

   In 1993, gross profit increased to $39.6 million, or 38.7% of net sales, from $33.6 million, or 38.5% of net sales, in 1992. Gross margins improved in 1993 because of higher sales through the Company's direct sales channel and increased sales through the Company's Totalease program, as well as higher gross margins on sales to direct dealers following the transition away from Premier.

   Research and development expenses increased to $4.1 million in 1993 from $3.9 million in 1992 and were 4.0% and 4.5% of net sales, respectively. These expenses in both periods were directed principally to continued development of the Company's new AXXESS system.


   Selling, general and administrative expenses increased to $29.0 million, or 28.5% of net sales, in 1993, from $24.5 million, or 28.1% of net sales, in 1992. This increase reflected increased compensation, additional personnel to support the Company's direct dealer network and a one-time expense associated with the Company's move into its new headquarters. Such increases were partially offset by reductions in key executive incentive compensation.

   Interest and other income in 1993 consisted primarily of interest income. Interest and other income in 1992 was derived principally from a gain on the sale of the Company's headquarters, as well as interest income relating to the refund of import duties. Interest expense during 1993 decreased principally because of lower interest rates and reduced long and short term borrowings.


   Net income in 1993 increased to $3.9 million, or $.43 per share, from $3.2 million, or $.37 per share, in 1992.

INFLATION/CURRENCY FLUCTUATION

   Inflation and currency fluctuations have not previously had a material impact on Inter-Tel's operations. International sales and procurement agreements have traditionally been denominated in U.S. currency. Moreover, a significant amount of contract manufacturing has been or is expected to be moved to domestic sources. The expansion of international operations in the United Kingdom and Europe and anticipated increased sales in Japan and Asia and elsewhere could result in higher international sales as a percentage of total revenues, but international revenues are currently not significant.

LIQUIDITY AND CAPITAL RESOURCES


   The Company continues to expand its dealer network, which has required and is expected to continue to require working capital for increased accounts receivable and inventories. During the first six months of 1995, accounts receivable and inventories increased approximately $9.1 million. This increase was principally funded by operating cash flow and existing cash balances. The Company also expended approximately $3.9 million during the first six months of 1995 for property and equipment. The Company intends to continue to make significant capital expenditures through the end of 1995, principally relating to the implementation of the Company's new MIS systems. At June 30, 1995, the Company had $10.4 million in cash and equivalents, which represents a decrease of approximately $5.0 million from December 31, 1994.

   The Company has a loan agreement with Bank One, Arizona, N.A. This agreement provides for a $5.0 million, unsecured, revolving line of credit, which is being used primarily to support international letters of credit to suppliers. Outstanding balances bear interest at the bank's prime rate. In the fourth quarter of 1993, the Company repaid all long and short term debt from a portion of the net proceeds received from its 1993 public offering. The remaining proceeds were added to working capital.


   The Company offers to its customers lease financing and other services, including its Totalease program, through its Inter-Tel Leasing subsidiary. The Company funds its Totalease program in part through the sale to financial institutions of rental income streams under the leases. Resold Totalease rentals totaling $27.0 million and $19.9 million remain unbilled at June 30, 1995 and December 31, 1994, respectively. The Company is obligated to repurchase such income streams in the event of defaults by lease customers and, accordingly, maintains reserves based upon loss experience and past due accounts. Although the Company to date has been able to resell the rental streams from leases under the Totalease program profitably and on a substantially current basis, the timing and profitability of lease resales could impact the Company's business and operating results, particularly in an environment of fluctuating interest rates. If the Company is required to repurchase rental streams and realize losses thereon in amounts exceeding its reserves, its operating results will be adversely affected.


   The Company believes that the net proceeds from this offering and its working capital and credit facilities, together with cash generated from operations, will be sufficient to fund purchases of capital equipment, finance any cash acquisitions which the Company may consider and provide adequate working capital for the foreseeable future. However, to the extent that additional funds are required in the future to address working capital needs and to provide funding for capital expenditures, expansion of the business or additional acquisitions, the Company will seek additional financing. There can be no assurance that additional financing will be available when required or on acceptable terms.

                                   BUSINESS


   Inter-Tel is a single point of contact, full service provider of business telephone systems, telecommunications software applications, computer telephony integration (CTI), voice processing software and long distance calling services, as well as maintenance, leasing and support services. Because of the modular design and high level of software content in the Company's products, including its AXXESS and Inter-Tel Axxent systems, customers can readily increase the size and functionality of their systems as their future telecommunications needs change. The Company believes that it is a leading supplier of small to medium size business telephone systems.

    The Company has developed a distribution network of direct sales offices and dealers which sells the Company's products to small to medium size organizations and to divisions or departments of larger organizations, including Fortune 500 companies, large service organizations and governmental agencies. In the United States, the Company has 25 direct sales offices and a growing network of hundreds of dealers that purchase directly from the Company. The Company is also in the process of expanding its international dealer network.

INDUSTRY BACKGROUND


   In recent years, advances in telecommunications technologies have facilitated the development of increasingly sophisticated telephone systems and applications. Telecommunications systems have evolved from simple analog telephones to sophisticated digital systems and applications. Users increasingly rely upon a variety of applications, including conference calling, speakerphones, voice processing and automated attendant, to improve communications within their organizations and with customers and vendors. Digital technology has facilitated the integration of computing and telecommunications technologies, also known as computer telephony integration, which has made possible a number of new applications that further enhance productivity. Examples of these applications include automatic call distribution (which provides for queuing and prioritization of incoming calls), call accounting (which permits accounting for telephone usage and toll calls), facsimile storage and forwarding, electronic data interchange between customers and vendors and the use of automatic number identification coupled with "database look-up," where customer information is retrieved automatically from a computerized database when the customer calls.


   Historically, advanced technologies and applications have been initially introduced in large telecommunications systems. However, small to medium size businesses and other organizations, as well as small to medium size facilities of larger organizations, are increasingly requiring advanced features and applications at a more effective price-performance point, in order to improve efficiency and enhance competitiveness.

   Following the breakup of the Bell telephone system in 1984, which removed restrictions on the ability of the RBOCs to purchase telephone systems and equipment from independent suppliers and to resell such systems and equipment to end users, the market for telecommunications systems and applications became increasingly fragmented. The number of independent suppliers and distributors of telecommunications equipment initially increased, but increased levels of competition led to consolidation among suppliers and distributors. In addition, different telecommunications systems and applications were often available from only one or a limited number of suppliers, which required businesses seeking complete telecommunications systems to work with a number of different suppliers. A business seeking a telephone system, voice mail and long distance services would most likely purchase the products and services from three separate vendors.

   As businesses' telecommunications requirements have become more advanced, the integration of the different parts of a system has become increasingly
difficult.   The  system  integration,   service  and  support  capabilities  of
telecommunications suppliers have become significant competitive factors. In order to meet the needs of end users, suppliers have been increasingly required to develop close relationships with end users.

STRATEGY

   The Company's strategy is to offer to its customers, through a broad distribution network, a single source for their full range of telecommunications requirements, and to provide to its market segment, on a cost-effective basis, advanced technologies and services that have achieved acceptance in the market for larger systems.

   o Offer Total Telephony Solution
   The Company offers a broad range of products and services that provides customers with a single source to fulfill their current and future telecommunications and telephony needs. Inter-Tel couples this solution-oriented approach with a high level of customer service and a commitment to quality throughout the Company's operations. The Company's telephone switches and telephones can be integrated with the Company's long distance calling services, voice mail, automated attendant and other telecommunications applications, support for interactive voice response and leasing and support services. Because of the modular design of the Company's systems and the high level of software content in its products, customers can readily increase the size and functionality of their systems as their telephony needs change by purchasing additional equipment, applications or services or by upgrading to new systems or advanced versions of existing systems. The Company believes that many of its customers prefer to purchase telephony equipment and services from a single source because of the convenience, consistency of service, ease of upgrade and confidence in the performance of integrated systems and services.

   o Provide Advanced Products
   The Company seeks to provide its customers with advanced telecommunications technologies on a cost-effective basis. In many cases, the Company develops new technologies as software upgrades or add-ons to existing products. Ongoing research and development efforts are directed to the development of new products, applications and services for sale into the Company's existing customer base and to new customers. The Company's AXXESS telephone system is a fully-digital, software-intensive system which incorporates digital signal processing (DSP) components and open architecture interfaces. These interfaces enable the AXXESS telephone system to interact with applications and databases on attached computers, and permit customers to integrate their telephone systems with a number of computer-based applications, including automatic database look-up, call accounting, automatic call distribution, facsimile storage and forwarding and exchange of electronic data between customers and vendors. The Company recently announced the introduction of the Inter-Tel Axxent telephone system, which is intended to bring many of the advanced features and functionality of the AXXESS system to smaller businesses. The Inter-Tel Axxent is expected to have a high level of computer telephony integration and full function plug-in voicemail. Through CTI and advanced network services, Inter-Tel provides technology that is designed to enable its customers to improve their efficiency and enhance their competitiveness.

   o Broaden Range of Services
   The Company seeks to expand the range of telephony services it offers to end users. In addition to its telephone systems and software, Inter-Tel offers a variety of long distance calling services, including domestic and international calling services, 800 calling services, dedicated services, voice and video conferencing and customized billing. Inter-Tel's strategy is to increase the volume of its long distance services, which the Company expects will enable it to become increasingly price competitive. The Company's Totalease program enables an end user to acquire a full range of telephony systems, applications, maintenance and support services, as well as lease financing, from a single source. In addition, the Company resells to end users a number of the industry's leading telecommunications products, including voice and video conferencing equipment, headsets, paging equipment and wireless communications equipment.

   o Expand Distribution Channels
   The Company continues to expand its distribution channels through a growing network of dealers, expansion of the Company's direct sales force and extension into international markets. The Company has established sales relationships with hundreds of dealers and continues to expand this network. The Company believes that expansion of this network and the Company's direct sales offices will facilitate the expansion of the Company's overall distribution network and enhance the Company's access to end user customers, thereby enabling the Company to better satisfy customer requirements. The Company is in the process of establishing dealer networks in Japan and Asia and is expanding its dealer network in the United Kingdom and Europe. The Company has expanded its direct sales activity in recent periods through strategic acquisitions of resellers of telephony products and services in areas where the Company has existing direct sales offices and other strategic markets, and considers additional acquisition opportunities on an ongoing basis. The Company also intends to expand its distribution channels by selling certain of its CTI products and services through computer equipment dealers and software resellers.


PRODUCTS AND SERVICES


   The Company has a broad range of products designed to support the needs of businesses and other organizations requiring telephone system installations. The Company's principal products are telephone systems which support installations of 5 to 500 telephones, CTI, voice processing software and long distance calling services. The Company's principal system sales consist of systems supporting 11 to 200 telephones with suggested retail prices of up to $200,000 per system depending on configuration. The Company also offers maintenance, leasing and support services, and resells other telecommunications products.


 TELEPHONE SYSTEMS

   AXXESS.  The  Company's  AXXESS  version  2.0  supports  a total of 12 to 160 telephones  and trunk  lines,  and has a suggested  retail  price  ranging  from approximately $8,000 to $70,000. The system incorporates fully-digital processing and transmission to the desktop and several open architecture interfaces which allow the system to be integrated with and controlled by attached personal computers (PCs) and workstations. The system incorporates over one million lines of proprietary, object-oriented C++ software developed by the Company, which facilitates upgrades and incorporation of additional features and functionality.


   The Company recently announced the introduction of AXXESS version 3.0, a system that expands the system capacity to 256 telephones and trunk lines and enhances the open architecture capabilities of the system. In addition, version
3.0 will port the software to faster microprocessors, which is expected to permit the AXXESS system to continue to expand and to enhance the functionality and performance of these larger systems as a customer's system requirements increase. Commercial shipments are expected to begin in the third quarter of 1995.


   AXXESS "Executive" telephones incorporate user-friendly, 6x16 character LCD displays with menu keys that permit the user to select from multiple menu choices or access additional menu screens. AxxessoryTalk, the Company's integrated voice processing application, permits pushbutton selection of voice processing commands appearing on the LCD display, as well as voice-prompted selections through the telephone keypad. The system is multi-lingual, offering multiple voice prompts and LCD displays and allowing the user to switch from one language to the other. The Company expects to add additional languages in the future.

   The AXXESS system supports several open architecture interfaces that allow external computers to interact and control the AXXESS system through industry standard interfaces. The AXXESS system supports an RS-232 system-level interface, an RS-232 Hayes-based desktop interface and a Windows Dynamic Data Exchange (DDE) interface through the AxxessoryConnect product. The Company has Developer Toolkits available that include the detailed interface specifications, application notes and development tools to assist third party software developers to develop vertical market applications for the AXXESS products.
AXXESS applications include database look-up (which utilizes caller-ID information to retrieve customer information automatically from a computerized database), automated attendant, call center applications, interactive voice response, automatic call distribution (which queues and prioritizes incoming calls) and call accounting (which permits the monitoring of telephone usage and toll cost). The Company recently announced support of the Microsoft Telephone Application Programming Interface (TAPI) in AxxessoryConnect version 2.0, which is currently scheduled for release in the third quarter of 1995, and support of the Novell Telephony Services Application Programming Interface (TSAPI), which is currently scheduled for release in the fourth quarter of 1995. The AXXESS system is managed through a Windows-based interface on a PC, to facilitate installation, system configuration and programming.

   The AXXESS system utilizes advanced software to configure and utilize real-time DSP semiconductor components incorporated into the system hardware. The use of DSPs and related software lowers system costs, permits higher functionality and increases system flexibility. For example, DSPs can be configured by the system manager for different combinations of speakerphones, conference capabilities and other DSP-based facilities. The system's speakerphones incorporate full-duplex technology, which permits the telephone to transmit in both directions at the same time without the necessity to override one speaker's voice to prevent feedback interference.

   The AXXESS software is written in a high-level, object-oriented language which can operate on many commonly used microprocessors.


   Inter-Tel Axxent. The Company recently announced the introduction of the Inter-Tel Axxent telephone system, which is expected to begin commercial shipment in the third quarter of 1995. The Inter-Tel Axxent system incorporates fully-digital processing and transmission to the desktop and several open architecture interfaces. Small businesses are demanding additional telephony applications such as voicemail, speakerphones, conferencing and caller ID. Inter-Tel Axxent is designed to bring many of the advanced features and functionality of the AXXESS system to smaller installations on a cost-effective basis while enabling users to migrate to an AXXESS system as their telecommunications needs evolve.

   Inter-Tel Axxent supports a total of 4 to 16 telephones and 8 trunk lines, and is expected to have a suggested retail price ranging from approximately $3,000 to $13,000. Inter-Tel Axxent system telephones, like those of the AXXESS system, incorporate user-friendly LCD displays with menu keys. Inter-Tel Axxent contains the same open architecture interfaces as AXXESS, which permit integrated connection to a PC or workstation and enable a number of CTI features. The Inter-Tel Axxent system is housed in a standard PC mid-tower chassis, which is expected to enhance the upgradeability of the system.

   IMX 1224/2460, IMX 256 and IMX 416/832. The IMX line of products offers a broad range of features including extensive call control and system management capabilities. The analog IMX 1224/2460 systems support up to 60 telephones and 24 trunk lines, with a modular design that allows capacity to be increased in increments of 6 telephones and 6 trunk lines. The digital IMX 256 and IMX 416/832 systems are currently the Company's largest systems. The IMX 256 supports as many as 256 ports, which may be allocated by the end user among telephones and trunk lines in order to best meet the end user's needs. IMX 416 supports up to 416 ports and the IMX 832 supports up to 832 ports. Each of the IMX 256, IMX 416 and IMX 832 is expandable using insertable modules (which are common to each of these platforms) in increments of 8 or 16 telephones, 8 trunk lines or 24 digital-connection T-1 trunk lines. The suggested retail price per system of the IMX 1224/2460 ranges from approximately $5,000 to $30,000, the suggested retail price per system of the IMX 256 ranges from approximately $25,000 to $75,000, and the suggested retail price per system of the IMX 416/832 ranges from approximately $40,000 to $200,000.


   GLX and GLX+/GMX 48. The Company's GLX and GLX+ analog product lines support up to 12 telephones and 6 outside trunk lines. They are designed for small businesses such as restaurants, shops and professional offices. The GLX and GLX+ systems feature internal speakerphones, call forwarding capability and an optional data port for modems and data connections. In addition, the GLX+ has an LCD display and supports single line telephones and voice processing.

   The analog GMX 48 supports up to 48 telephones and 24 trunk lines. The system is modular and permits expansion in increments of 8 telephones and 4 trunk lines. The GMX product offers many features found on larger systems, including advanced messaging capabilities. The GMX 48 is used by professional offices, manufacturing operations, large retail stores and financial institutions. The Company sells these systems primarily through dealers and direct sales offices. The suggested retail price per system of the GLX ranges from approximately $1,500 to $5,000; the suggested retail price per system of the GMX ranges from approximately $3,000 to $20,000.

   Product Features. The Company's telephone systems provide a broad range of standard features, including automated attendant, call forward, off premises notification and day/night toll restrictions. The AXXESS system incorporates more advanced features, certain of which are described below.

   o Automatic call distribution (ACD). Incoming calls are distributed evenly over a service group and customers hear pre-recorded announcements telling them they will be handled by the next available agent. ACD supervisors receive real time and historical reports on the status of the group(s).

   o Automatic database retrieval ("screen pop"). Based on the calling number, the system accepts a modem tone prior to accepting the customer call. This modem tone is used to identify the customer and to retrieve (or "pop") information from the customer's database to the user's computer screen.

   o Multi-lingual feature operation. The AXXESS system can be readily adapted to other languages by changing the voiced prompts and the menus on the LCD displays. The AXXESS system currently offers English and Japanese versions.

   o Caller ID. In areas where this service is offered by the telephone utility, the AXXESS LCD display enables the name and telephone number of the calling party to be displayed to the called party.

   o Integrated voice processing. Tight integration between the voice processing system and the telephone system allows telephones to display each waiting message and provides a means for the user to randomly select among messages by pressing a single button. Features such as play, record, pause, skip and delete appear on the LCD display of the AXXESS executive telephone for rapid access and instant processing.

   o Personal computer programming. Allows service personnel to connect a laptop computer and program the system using a Microsoft Windows based graphical user interface.

   o Integrated SMDR/SMDA. Systems feature an internal Station Message Detail Recording (SMDR) report generator which summarizes calling patterns in a variety of ways to assist in management of system usage. Further reports may be generated by transferring call details to a specialized computer using the SMDR. Station Message Detail Accounting (SMDA) enables the end user to format and manipulate the information received by the system.

   o Single database management. Many systems require attached computer applications such as voice processing and call accounting systems to be programmed and administrated separately. The single database management capability of the AXXESS system allows the installer to program a variety of options on both the telephone system and attached computer simultaneously in a single programming session.

 CTI AND SOFTWARE PRODUCTS

   The Company has developed the AxxessoryConnect software application that provides a Windows interface for the AXXESS telephones. The enhanced graphical interface uses the AXXESS Desktop Interface and provides DDE and Microsoft TAPI interfaces to allow integration with other Windows applications. Using the DDE interface, customer records can be automatically displayed on the PC screen when a new call starts to ring the telephone. The AxxessoryConnect application allows integration with many personal information managers and contact management applications such as DayTimer Organizer, Lotus Organizer and Commence.

   The Company has also developed the Inside Track call accounting application. The Inside Track application is a Windows program that works with all of Inter-Tel's telephone systems and provides detailed call accounting reports which allow customers to track telephone costs, monitor for toll fraud and abuse, and allocate costs across departments.

 VOICE PROCESSING PRODUCTS AND APPLICATIONS

   The Company has developed AxxessoryTalk, its own voice processing product for the AXXESS system. This voice processing product is integrated with the AXXESS system via the Company's AxxessLink software. It supports up to 500 mailboxes, up to 16 simultaneous voice ports and up to 30 hours of messages.
The system also incorporates a paging application.

   The Company has incorporated the features of AxxessoryTalk into its new IVX 500 voice processing platform. This product provides enhanced voice processing capabilities to the GLX/GMX/IMX products. The Company's products also support interactive voice response applications through industry-standard protocols.

   The Company recently announced AxxessoryTalk version 3.0, which runs on the OS/2 operating system and supports 500 mailboxes and up to 32 simultaneous port connections. AxxessoryTalk 3.0 also supports a Fax Back feature that allows customers to call in and have documents faxed back to them. Commercial shipments are expected to commence in the third quarter of 1995. Both the AxxessoryTalk and IVX 500 products include the open, industry-standard multi-vendor interface protocol (MVIP). MVIP is a standard for connecting multi-vendor PC-based boards in voice processing, data switching and video applications.


 OTHER SERVICES AND PRODUCTS

   Long Distance Calling and Network Services. The Company, through its Inter-Tel Netsolutions, Inc. subsidiary, resells a variety of popular long distance calling services, including domestic and international calling services, 800 calling services, dedicated services, voice and video conferencing, customized billing and a variety of other telecommunication services. The Company believes that certain of its customers desire the convenience of acquiring long distance calling services through the same vendor that the customer uses to purchase its other telephony equipment and services. The Company currently resells long distance services pursuant to contracts with three of the six largest U.S. long distance carriers, and is negotiating a similar contract with a fourth. These contracts typically have a multi-year term, during which the Company's prices are relatively fixed, and have minimum use requirements. There can be no assurance that the Company will meet its minimum use commitments, will be able to negotiate lower rates with carriers in the event of any decrease in end user rates or will be able to extend its contracts with long distance carriers on prices favorable to the Company. The Company is currently tariffed to resell long distance services in 20 states, and intends to become tariffed in all 50 states.

   The Company markets its long distance calling and network services through its direct sales force. The Company provides training to the sales force to increase the knowledge and expertise required to sell long distance services.

   Inter-Tel's sales force sells long distance calling and network services together with its other products to the same customers, which the Company believes offers it a competitive advantage over certain of its competitors. The Company also allows selected dealers to sell long distance calling and network services. The Company utilizes a combination of long distance carriers to provide competitive rates and services for dealers and customers using these long distance network services. The Company seeks to increase the number of its long distance calling customers and the volume of its long distance services, in order to obtain more favorable pricing from its vendors.


   Leasing Services. The Company offers its Totalease program through its Inter-Tel Leasing, Inc. subsidiary. Totalease enables an end user to acquire a full range of telephony systems, applications, maintenance and support services, as well as lease financing, from a single vendor. The Totalease contract provides a total system solution to the customer at a set monthly cost, with system expansion available at predictable additional fees. The typical Totalease contract has a term of 60 months, with the customer entitled to renew at a specified price for up to an additional 36 months. The Company intends to introduce single invoice billing, which will enable customers to manage all telephone related payables, including lease payments, maintenance obligations, upgrades, system expansion and long distance calling services through a single monthly bill from Inter-Tel.

   Inter-Tel also offers a full line of lease purchase financing to enable customers to acquire Inter-Tel equipment. This leasing is available through the Company's direct offices and dealers. The lease terms range from 24 to 84 months with $1.00 and fair market value purchase options. By offering this type of financing to acquire Inter-Tel equipment, the customer is able to lease directly from the manufacturer. In addition, Inter-Tel, or the Inter-Tel dealer, gains an additional competitive advantage in the marketplace by maintaining a close customer relationship. The payment streams from these leases are sold from time to time to financial institutions in conjunction with the leases from the Totalease program.


   Other Products. Inter-Tel established its factored products division in 1994 to provide "single sourcing" of the industry's leading telecommunications products. The factored products division resells products that Inter-Tel has endorsed as the leading communications peripherals needed in many day-to-day functions. Many of these products interface with Inter-Tel telephone systems. Inter-Tel's product selection consists of voice and video conferencing, battery backup, headsets, surge protection, paging equipment, wireless communications and data multiplexers. The Company represents leading manufacturers such as Compression Labs, Inc., Tandberg Telecom, American Power Conversion Corp., ACS Enterprises, Inc., Ditek Industries, Inc., Valcom, Inc., Kentrox Industries, Inc. and other leading telecommunications vendors.


SALES AND DISTRIBUTION


   The Company has developed a network of direct sales offices and dealers which sells the Company's products. In the United States, the Company has 25 direct sales offices and a growing network of hundreds of dealers who purchase systems directly from the Company. Dealers are typically located in geographic areas in which the Company does not maintain direct sales offices. The Company is in the process of expanding its international dealer network.


   The Company believes that its success depends in part upon the strength of its distribution channels and the ability of the Company to maintain close access to end user customers. In recent periods, the Company has sought to improve its access to end user customers by effecting strategic acquisitions of resellers of telephony products and services in markets in which the Company has existing direct sales offices and in other strategic markets. The Company intends to further expand its distribution channels by selling certain of its CTI products and services through computer equipment dealers and software resellers.


   The Company typically enters into non-exclusive contracts with its dealers for a term of one or more years. Inter-Tel generally provides support and other services to the dealer pursuant to the terms of the agreement. The agreements often include requirements that the dealer meet or use its best efforts to meet minimum annual purchase quotas. The Company's experience is that dealers maintain low inventories of the Company's products and, accordingly, the Company has experienced insignificant stock rotation returns and price protection credits to date. The Company faces intense competition from other telephone system and voice processing system manufacturers for its dealers' attention, as most of the Company's dealers carry products which compete with the Company's products. There can be no assurance that any such dealer will not promote the products of the Company's competitors to the detriment of the Company's products. The loss of any significant dealer or group of dealers, or any event or condition adversely affecting the Company's dealer network, could have a material adverse effect on the Company's business and operating results. See "Risk Factors--Reliance on Dealer Network."


   International sales have not been significant to date, and have been made through the Company's United Kingdom and Japan subsidiaries. In order to sell its products to customers in other countries, the Company must comply with local telecommunications standards. The AXXESS system can be readily altered through software modifications, which the Company believes will facilitate compliance with local regulations. In addition, the AXXESS system has been designed to support multi-lingual functionality, and currently supports English and Japanese. The Company is presently establishing dealer networks in Japan and Asia and is expanding its dealer network in the United Kingdom and Europe. The Inter-Tel Axxent system is currently awaiting regulatory approval internationally. International sales are subject to a number of risks, including changes in foreign government regulations and telecommunications standards, export license requirements, tariffs and taxes, other trade barriers, fluctuations in currency exchange rates, difficulty in collecting accounts receivable, difficulty in staffing and managing foreign operations and political and economic instability. Fluctuations in currency exchange rates could cause the

Company's products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. In addition, the costs associated with developing international sales may not be offset by increased sales in the short term, or at all.

CUSTOMER SERVICE AND SUPPORT

   The Company believes that service and support is a critical component of customer satisfaction and the success of the Company's business. Inter-Tel's telecommunications expertise enables it to provide its customers with a variety of systems consulting services. The Company assists customers in evaluating their system requirements and in integrating the hardware, software and network components of the customers' systems.

   The Company operates a Technical Support "hotline" to provide a full range of telephone support to its distributors, dealers and end user customers, free of charge through a toll free number. The Company also provides on-site customer support and, through remote diagnostic procedures, has the ability to detect and correct system problems from its Technical Support facilities.

   Information taken from customer call records allows feedback into Inter-Tel's Quality First continuous improvement process, thus providing a road map for continuous product and service enhancements. Each direct sales office is given a periodic service activity report summarizing the reasons that technicians are asking for assistance and common issues that give rise to technical inquiries. This allows them to analyze trends in their service operations and provide better customer service.

RESEARCH AND DEVELOPMENT

   The Company's research and development efforts over the last several years have been focused primarily on development and improvement of the AXXESS system as well as the development of CTI and other advanced applications. Current efforts are related to porting AXXESS software to smaller (Inter-Tel Axxent) and larger (AXXESS version 3.0) versions of hardware, supporting additional industry-standard open architecture interfaces (including TAPI and TSAPI, among others), supporting facsimile features using MVIP, developing multi-system networking capabilities, developing fiber optic interfaces on the AXXESS product, enhancing the functionality of the AxxessoryTalk and IVX-500 (voice processing) products, adapting the AXXESS and AxxessoryTalk products to international markets and developing additional switch applications and features that enhance the integration with advanced NetSolutions services and products.

   The Company had a total of 91 personnel engaged in research and development as of June 30, 1995. Research and development expenses were $3.9 million, $4.1 million, $4.5 million and $2.9 million in 1992, 1993, 1994 and the first six months of 1995, respectively.

MANUFACTURING


   The Company manufactures substantially all of its systems through third party subcontractors located in the United States, the Philippines and the People's Republic of China. These subcontractors use both standard and proprietary integrated circuits and other electronic devices and components to produce telephone switches, telephones and printed circuit boards to the Company's engineering specifications and designs. The suppliers also inspect and test the equipment before delivering them to the Company, which performs systems integration, software loading, final testing and shipment. Inter-Tel is increasing its use of domestic subcontractors. Varian, a multinational electronics company, currently manufactures a significant portion of the Company's products, including substantially all of the printed circuit boards used in the AXXESS and Inter-Tel Axxent systems, at Varian's Tempe, Arizona facility. If Varian or any of the Company's other manufacturers were unable or unwilling to manufacture the Company's products in the future, the Company could experience substantial delays in finding alternative sources, which could have a material adverse effect on the Company's business and operating results.


   While the Company maintains written agreements with its principal suppliers, none of such agreements requires the suppliers to provide fixed quantities of components or finished goods at set prices on a long term basis. The Company provides rolling forecast schedules to its suppliers and revises the forecast on a periodic basis.

   Foreign manufacturing facilities are subject to changes in governmental policies, imposition of tariffs and import restrictions, and other factors beyond the Company's control. Certain of the microprocessors, integrated circuits and voice processing interface cards used in the Company's systems are currently available from a single or limited sources of supply. The Company's reliance on third party manufacturers involves a number of additional risks, including reduced control over delivery schedules, quality assurance and costs. From time to time, the Company has experienced delays in the supply of components and finished goods, and there can be no assurance that the Company will not experience such delays in the future. Any delay in delivery or shortage of supply of components or finished goods from existing suppliers, or the Company's inability to develop in a timely manner alternative or additional sources if and when required, could materially and adversely affect the Company's business and operating results. There can be no assurance that the Company will be able to continue to obtain components or finished goods in sufficient quantities or quality or on favorable pricing and delivery terms in the future. See "Risk Factors--Dependence Upon Contract Manufacturers and Component Suppliers."


QUALITY

   The Company believes that the quality of its systems, customer service and support, and other aspects of its organization is a critical element of meeting the needs of its customers. Through its Quality First continuous improvement process, Inter-Tel implements quality processes throughout its operations. The Company has established formal procedures to ensure responsiveness to customer requests, to monitor response times and to measure customer satisfaction. The Company has also established means by which all end users, including customers of the Company's resellers, can make product enhancement requests directly to the Company. The Company supports its dealers through an extensive training program at the Company's facility and at dealer sites, a toll free telephone number for sales and technical support and the provision of end user marketing materials. The Company typically provides one to two year warranties on its systems to end users. In manufacturing, the Company continuously monitors the quality of the products produced on its behalf by the Company's manufacturing subcontractors, and is extending the Company's Quality First continuous improvement process to its suppliers.

COMPETITION

   The market for the Company's telephone system products is highly competitive and in recent periods has been characterized by pricing pressures and business consolidations. The Company's competitors include AT&T and NorTel, as well as Comdial, Executone, Mitel, Panasonic, ROLM, Toshiba and others. The Company also competes against the RBOCs, which offer systems produced by one or more of the aforementioned competitors and also offer Centrex systems in which automatic calling facilities are provided through equipment located in the telephone company's central office. Competition by the RBOCs could increase significantly if the RBOCs are granted the right to manufacture telephone systems and equipment themselves and/or to bundle the sale of equipment with telephone calling services, activities which to date they have been restricted from undertaking. Recent legislative initiatives would have the effect of increasing competition from the RBOCs. Key competitive factors in the sale of telephone systems and related applications include performance, features, reliability, service and support, name recognition, distribution capability and price.


   In the market for voice processing applications, including voice mail, the Company competes against Centigram, Octel, Active Voice, AVT and other competitors, including telephone systems manufacturers such as AT&T, NorTel and ROLM, which offer integrated voice processing systems under their own label as well as through various OEM arrangements. Certain of the Company's competitors may achieve marketing advantages by bundling their voice processing equipment with sales of telephone systems, or by designing their telephone systems so that they do not readily integrate with independent voice processing systems. Inter-Tel expects that the development of industry standards and the acceptance of open systems architectures in the voice processing market will reduce technical barriers to market entry and lead to increased competition. Key competitive factors in the sale of voice processing applications include performance, features, name recognition and price.

   In the market for long distance services, the Company competes against AT&T, MCI, Sprint and other suppliers, certain of which also supply the long distance calling and network services that the Company resells. Although the Company acquires a variety of long distance calling services in bulk from certain long distance carriers, there can be no assurance that the Company will be able to purchase long distance calling services on favorable terms from one or more of such providers in the future. In addition, a substantial majority of prospective new long distance customers for the Company currently purchase long distance calling services from the Company's competitors. The Company believes that it is likely to face increased competition in the long distance calling services market to the extent that telecommunications deregulation enables RBOCs to supply long distance calling and network services or enables RBOCs and others to bundle long distance, local telephone and wireless services. Moreover, the Company expects to face increased competition in the future because of low technical barriers to entry will allow new market entrants. Key competitive factors in the sale of long distance services include name recognition, price and performance.

   Many of the Company's competitors have significantly greater financial and technical resources, name recognition and marketing and distribution capabilities than the Company. The Company expects that competition will continue to be intense in the markets addressed by the Company, and there can be no assurance that the Company will be able to compete successfully in the future.


INTELLECTUAL PROPERTY RIGHTS

   In addition to the factors discussed above, the Company's ability to compete successfully depends on its ability to protect the proprietary technology contained in its products. The Company has no patents and relies principally on copyright and trade secret law and contractual provisions to protect its intellectual property. There can be no assurance that any copyright owned by the Company will not be invalidated, circumvented or challenged or that the rights granted thereunder will provide competitive advantages to the Company. Further, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or duplicate the Company's technology. As the Company expands its international operations, effective intellectual property protection may be unavailable or limited in certain foreign countries. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business and operating results.


   From time to time, the Company is subject to proceedings alleging infringement by the Company of intellectual property rights of others. If any such claim is asserted against the Company, the Company may seek to obtain a license under the third party's intellectual property rights. There can be no assurance that a license will be available on terms acceptable to the Company or at all. In the alternative, the Company could resort to litigation to challenge any such claim, and the Company is currently engaged in one such proceeding. See "Business--Legal Proceedings." Any such proceedings could require the Company to expend significant sums in litigation and could require the Company to pay significant damages, develop non-infringing technology or acquire licenses to the technology which is the subject of the asserted infringement, any of which could have a material adverse effect on the Company's business and operating results. See "Risk Factors--Product Protection and Infringement."


EMPLOYEES

   As of June 30, 1995, the Company had a total of 896 employees, including 237 engaged in sales, marketing and customer support, 92 in quality, manufacturing and related operations, 91 in research and development and 36 in finance and administration. The Company's future success will depend upon its ability to attract, retain and motivate highly qualified employees, who are in great demand. None of the

Company's  employees is  represented  by a labor    union  with respect to their
employment by the Company, and the Company believes that its employee relations are good. See "Risk Factors--Dependence on Key Personnel."

PROPERTIES

   The Company maintains its corporate headquarters in an 85,000 square foot building located in Chandler, Arizona pursuant to a lease that expires in 2008. The Company also leases sales and support offices in a total of 25 locations in the United States and two locations overseas. The Company expects to move its corporate offices to another location in Phoenix, Arizona in the fourth quarter of 1995. Following such move, the Company believes that its facilities will be adequate to meet its current needs and that additional or alternative space will be available as necessary in the future on commercially reasonable terms. See "Risk Factors--Management of Growth; Implementation of Management Information Systems."

LEGAL PROCEEDINGS

   The Company is involved from time to time in litigation incidental to its business. The Company believes that the outcome of current litigation will not have a material adverse effect upon its results of operations or financial condition and will not disrupt the normal operations of the Company.

                                  MANAGEMENT

   The executive officers and directors of the Company are as follows:

         NAME         AGE                  POSITION
- -------------------- ----- ----------------------------------------------------
Steven G. Mihaylo  ..  51  Chairman of the Board of Directors and Chief
                           Executive Officer
Thomas C. Parise  ...  40  President and Chief Operating Officer
Craig W. Rauchle  ...  40  Executive Vice President
W. Kris Brown .......  41  Vice President
Michael J. Sargent  .  45  Vice President, Marketing and Strategic Programs
Hiroshige Sugihara  .  35  Vice President, Asia/Pacific
Kurt R. Kneip .......  33  Vice President, Secretary, Treasurer and Chief
                           Financial Officer
Gary D. Edens .......  53  Director
Maurice H. Esperseth   70  Director
C. Roland Haden  ....  54  Director
Norman Stout ........  37  Director
Kathleen R. Wade  ...  42  Director


    Mr. Mihaylo, the founder of the Company, has served as Chairman of the Board of Directors of the Company since September 1983 and as Chief Executive Officer of the Company since its formation in July 1969. Mr. Mihaylo also served as President of the Company from July 1969 until September 1983 and again from March 1984 until December 1994, and as Chairman of the Board of Directors from July 1969 to October 1982. Mr. Mihaylo also is a director of MicroAge, Inc. and Microtest, Inc.

   Mr. Parise was elected President and Chief Operating Officer of the Company in December 1994. He has been Senior Vice President of the Company since 1986. He is also President of Inter-Tel Integrated Services, Inc., a wholly owned research and development, manufacturing and distribution subsidiary of the Company. Mr. Parise joined the Company in 1981 and became Branch General Manager of the Phoenix direct sales office in 1982. In 1983, he became the Mountain Regional Vice President, and in January 1985 he was appointed Vice President of Operations and Sales Support.

   Mr. Rauchle was elected Executive Vice President in December 1994. He had been Senior Vice President of the Company and continues as President of Inter-Tel DataCom, Inc., a wholly owned sales subsidiary of the Company. In addition, he currently serves the Company and all subsidiaries in corporate strategic planning and mergers and acquisitions activities. Mr. Rauchle joined the Company in 1979 as Branch General Manager of the Denver direct sales office and in 1983 was appointed the Central Region Vice President and subsequently the Western Regional Vice President. From 1990 to 1992, Mr. Rauchle served as President of Inter-Tel Communications, Inc.

    Mr. Brown became a Vice President of the Company in December 1994, when he was promoted to President of Inter-Tel Communications, which is one of the Company's Regional Direct Sales Subsidiaries. In 1987, he was promoted to Regional Vice President of the Southeast Region. Mr. Brown joined the Company in 1985 as the General Manager of the Tampa direct sales office.

   Mr. Sargent was promoted to Vice President, Marketing and Strategic Programs, in January 1995. In this position, he is responsible for business development and strategic analysis of current practices with the goal of attaining substantial corporate growth. Mr. Sargent joined Inter-Tel in 1984 as a software design engineer and progressed through sales engineering and sales management, serving as the Director of Sales and Marketing for the past four years.

    Mr. Sugihara has been Vice President of the Company and President of Inter-Tel Japan, Inc. since June 1993. Born in Osaka, Japan, Mr. Sugihara was with Forval Corporation, a publicly traded Japanese company, from 1984 to 1992 and in 1989 established Forval America, Inc., where he served as Vice President/Secretary/Treasurer and member of the Board of Directors.

   Mr. Kneip has served as Vice President and Chief Financial Officer of the Company since September 1993. He was elected Secretary and Treasurer in October 1994. He joined the Company in May 1992 as Director of Corporate Tax, after seven years in public accounting, including six years with the accounting firm of Ernst & Young. Mr. Kneip is a certified public accountant.

   Mr. Edens was elected as a director of the Company in October 1994. He was a broadcasting media executive from 1970 to 1994, serving as Chairman and Chief Executive Officer of Edens Broadcasting, Inc. from 1984 to 1994 when that corporation's nine radio stations were sold. He presently is President of The Hanover Companies, Inc., an investment firm.

    Mr. Esperseth has been a director of the Company since October 1986. Mr. Esperseth joined the Company in January 1983 as Senior Vice President-Research and Development, after a 32-year career with GTE, and served as Executive Vice President of Inter-Tel from 1986 to 1988. Mr. Esperseth retired as an officer of the Company on December 31, 1989.

   Dr. Haden has been a director of the Company since 1983. Dr. Haden has been Vice Chancellor and Dean of Engineering of Texas A&M University since 1993. Previously, he served as Vice Chancellor of Louisiana State University from 1991 to 1993, Dean of the College of Engineering and Applied Sciences at Arizona State University from 1989 to 1991, Vice President for Academic Affairs at Arizona State University from 1987 to 1988, and Dean of the College of Engineering and Applied Sciences at Arizona State University from 1978 to 1987.

    Mr. Stout was elected a director of the Company in October 1994. Mr. Stout has been President of Superlite Block, a manufacturer of concrete block since February 1993. Prior thereto he was employed by Bouhem-Fields, Inc. of Dallas, Texas, a manufacturer of crushed stone, as Chief Executive Officer from 1990 to 1993 and as Chief Financial Officer from 1986 to 1990. Previously, Mr. Stout was a certified public accountant with Coopers & Lybrand.

    Ms. Wade was elected a director of the Company in April 1994. Ms. Wade is also a director and Co-Chief Executive Officer of Continental Homes Holding Corporation, having been employed by this multi-market production homebuilder and mortgage company and its predecessor since 1978. Prior thereto, Ms. Wade, a certified public accountant, was employed by Ernst & Ernst, an international accounting firm.

                             SELLING SHAREHOLDERS


    The  following  table sets forth  certain  information  as of June 30,  1995 regarding  the  beneficial  ownership  of the  Company's  Common  Stock,  and as adjusted to reflect the sale of the shares of Common Stock  offered  hereby,  of each Selling Shareholder:

                                       SHARES BENEFICIALLY      NUMBER OF      SHARES BENEFICIALLY
                                     OWNED PRIOR TO OFFERING   SHARES BEING    OWNED AFTER OFFERING
                                     ------------------------ -------------- ------------------------
           NAME                        NUMBER     PERCENTAGE       SOLD        NUMBER     PERCENTAGE
- -------------------------            ----------- ------------ -------------- ----------- ------------
Steven G. Mihaylo(1)  ....           3,801,000      35.4%       610,000       3,191,000       25.0%
Sarah N. Mihaylo Trust(2)              100,000        *         100,000           --            *
Emily N. Mihaylo Trust(3)              100,000        *         100,000           --            *
Ray Ryan .................              71,265        *          23,745          47,520         *
Thomas C. Parise(4)  .....              61,250        *          10,310          50,940         *
Keith Benfield ...........              17,816        *           5,945          11,871         *

- ----------
* Less than 1%
(1) Includes 1,250,000 shares held by ALA MOANA-95, L.L.C., an Arizona limited liability company controlled by Mr. Mihaylo, 610,000 of which are being sold in this offering (1,037,500 if the Underwriters' over-allotment option is exercised in full). If the Underwriters' over-allotment option is exercised in full, Mr. Mihaylo will own beneficially 2,763,500 shares, or 21.7% of the outstanding shares after this offering. Mr. Mihaylo is the Chairman of the Board of Directors and Chief Executive Officer of the Company.
(2) Sarah N. Mihalyo, the beneficiary of the trust, is the daughter of Mr. Mihaylo.
(3) Emily N. Mihaylo, the beneficiary of the trust, is the daughter of Mr. Mihaylo.
(4) Mr. Parise is the President and Chief Operating Officer of the Company.


                                 UNDERWRITING

   Montgomery Securities, Donaldson, Lufkin & Jenrette Securities Corporation and Sutro & Co. Incorporated (the "Underwriters") have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names at the public offering price  less  the  underwriting  discount  set  forth on the  cover  page of this
Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of such shares if any are purchased.

     UNDERWRITER                                            NUMBER OF SHARES
     ---------------------------------------------------    ----------------
     Montgomery Securities ..............................
     Donaldson, Lufkin & Jenrette Securities Corporation
     Sutro & Co. Incorporated ...........................
                                                            ----------------
     Total ..............................................       2,850,000
                                                            ================

   The Underwriters have advised the Company and the Selling Shareholders that they initially propose to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $ per share, and the Underwriters may allow, and such dealers may reallow, a concession not more than $ per share to certain other dealers. After the offering, the price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or part.

   A Selling Shareholder has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 427,500 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 2,850,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

   The Underwriting Agreement provides that the Company and certain Selling Shareholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or will contribute to payments the Underwriters may be required to make in respect thereof.

    The Company's executive officers and the Selling Shareholders, who will collectively beneficially own an aggregate of approximately 3,300,000 shares of Common Stock following the offering (2,900,000 shares if the Underwriters' over-allotment option is exercised in full), have agreed that without the consent of the Underwriters acting jointly, they will not, directly or indirectly offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable therefor for a period of 90 days from the date of this Prospectus. The Company has agreed that, for a period of 90 days from the date of this Prospectus, it will not, without the written consent of the Underwriters acting jointly, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities, convertible or exchangeable therefor, subject to limited exceptions.

   From time to time, certain of the Underwriters or their affiliates have provided, and may continue to provide, investment banking services to the Company.


                                LEGAL MATTERS

   The validity of the issuance of the shares of Common Stock offered hereby and certain other matters relating to Arizona law will be passed upon for the Company by Kristi S. Bonfiglio, the Company's General Counsel. Certain other legal matters are being passed upon for the Company and certain Selling Shareholders by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California. Pillsbury Madison & Sutro, San Francisco, California, are acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                            AVAILABLE INFORMATION

   The  Company is subject to the  information  requirements  of the  Securities
Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

   The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                    INFORMATION INCORPORATED BY REFERENCE

   The following documents filed with the Commission (File No. 0-10211) pursuant to the Exchange Act are incorporated herein by reference:

   1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 filed pursuant to Section 13 of the Exchange Act.

   2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

   3. The   description  of  the  Company's   Common  Stock   contained  in  its
      Registration Statement on Form 8-A filed with the Commission on February 26, 1982 pursuant to Section 12(g) of the Exchange Act.

   4. All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering.

   Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

   The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents which are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such document). Requests for such documents should be directed to Inter-Tel, Incorporated, 7300 West Boston Street, Chandler, Arizona 85226- 3224, or by calling (602) 961-9000.

                                   EXPERTS


   The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                        {INTER-TEL AXXENT SYSTEM GRAPHIC}














The Company's new Inter-Tel Axxent system, expected to commence commercial shipment in the third quarter of 1995, is designed to bring many of the advanced features and functionality of the AXXESS system to smaller installations on a cost-effective basis.

   No   dealer,   sales  representative
or   any  other  person   has     been
authorized  to  give  any   information
or  to  make  any   representations  in
connection  with  this  offering  other
than   those    contained   in    this
Prospectus,  and, if   given  or  made,               2,850,000 SHARES
such   information  or  representations
must not  be  relied   upon  as  having
been  authorized  by  the Company,  any
Selling Shareholder or any Underwriter.
This Prospectus does not constitute an
offer to sell or a solicitation of  any
offer to buy any securities  other than
the shares of Common Stock  to which it              IMAGE: "INTER-TEL"
relates or an offer to,or a solicitation
of, any person in any jurisdiction where
such an  offer or solicitation would be
unlawful.  Neither the delivery of this
Prospectus  nor any sale made hereunder
shall, under  any circumstances, create
an implication that there  has  been no
change in  the  affairs  of the Company
or that information contained herein is
correct as of any time subsequent to the                COMMON STOCK
date hereof.
                ----------                               ----------
             TABLE OF CONTENTS                           PROSPECTUS
                ----------                               ----------

                                      PAGE
                                   --------
Prospectus Summary .....................3
Risk Factors ...........................4
The Company ............................8
Use of Proceeds ........................9
Dividend Policy ........................9
Price Range of Common Stock ............9
Capitalization .........................10
Selected Consolidated Financial Data  ..11         MONTGOMERY SECURITIES
Management's Discussion and Analysis
 of Financial Condition and Results of
 Operations ............................12      DONALDSON, LUFKIN & JENRETTE
Business ...............................16         SECURITIES CORPORATION
Management .............................27
Selling Shareholders ...................28        SUTRO & CO. INCORPORATED
Underwriting ...........................29
Legal Matters ..........................29
Available Information ..................30                       , 1995
Information Incorporated by Reference  .30
Experts ................................30

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS




ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table sets forth the various costs and expenses payable by the Company, other than underwriting discounts and commissions, of the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee, the Nasdaq National Market listing fee and the NASD filing fee.


                   SEC Registration Fee ..............  $ 18,013
                   NASD Filing Fee ...................     5,949
                   Nasdaq National Market Listing Fee     17,500
                   Blue Sky Fees and Expenses ........     7,500
                   Legal Fees and Expenses ...........   105,000
                   Accounting Fees and Expenses .....     35,000
                   Directors' and Officers' Insurance    400,000
                   Printing ..........................    75,000
                   Transfer Agent and Registrar Fees       5,000
                   Miscellaneous .....................    31,038
                                    ---------
                      Total .........................   $700,000
                                    =========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   The Company's Articles of Incorporation limit, to the maximum extent permitted by Arizona law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Company's Bylaws provide that the Company shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by law. The Company has entered into indemnification agreements with its officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the Arizona General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance, if available on reasonable terms. The Company believes that these agreements are necessary to attract and retain qualified persons as directors and officers.

   At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

   The Company currently maintains directors' and officers' liability insurance.

   Reference is also made to Section 11 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 16. EXHIBITS



  EXHIBIT
   NUMBER                         DESCRIPTION
- ----------- --------------------------------------------------------------------
  1.1       Underwriting Agreement.
  4.1       Articles of Incorporation of the Company.*
  5.1 Opinion of Kristi S. Bonfiglio, General Counsel, regarding legality of securities being 5.1 registered.
 23.1       Consent of Ernst & Young LLP.
 23.2       Consent of Kristi S. Bonfiglio, General Counsel (included in
            Exhibit 5.1).
 24.1       Power of Attorney (see page II-3).

- ----------
* Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1988 (File No. 0-10211).



ITEM 17. UNDERTAKINGS

   The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1993, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to provisions of the Company's Articles of Incorporation and Bylaws, the Arizona General Corporation Law, the Underwriting Agreement or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Company will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1993 and will be governed by the final adjudication of such issue.

   The undersigned Company hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, Inter-Tel, Incorporated, a corporation organized and existing under the law of the State of Arizona, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chandler, State of Arizona, on the 31st day of July, 1995.

                                        Inter-Tel, Incorporated


                                        By: /s/ Steven G. Mihaylo
                                           -------------------------------
                                           Steven G. Mihaylo,
                                           Chairman and Chief Executive Officer

                              POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven G. Mihaylo and Kurt R. Kneip, jointly and severally, his attorneys-in-fact, each with power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


        SIGNATURE                     TITLE                             DATE
- ------------------------  ------------------------------------      ------------

 /s/ STEVEN G. MIHAYLO    Chairman and Chief Executive  Officer
 -----------------------  (Principal Executive Officer)            July 31, 1995
     Steven G. Mihaylo


 /s/ KURT R. KNEIP
 -----------------------  Chief Financial Officer (Principal
     Kurt R. Kneip        Financial Officer and Principal          July 31, 1995
                          Accounting Officer)


 /s/ GARY D. EDENS
 -----------------------
     Gary D. Edens        Director                                 July 31, 1995


 /s/MAURICE H. ESPERSETH
 -----------------------
    Maurice H. Esperseth  Director                                 July 31, 1995


 /s/ C. ROLAND HADEN
 -----------------------
     C. Roland Haden      Director                                 July 31, 1995


 /s/ NORMAN STOUT
 -----------------------
     Norman Stout         Director                                 July 31, 1995


 /s/ KATHLEEN WADE
 -----------------------
     Kathleen Wade        Director                                 July 31, 1995

                       CONSENT OF INDEPENDENT AUDITORS

   We consent to the reference to our firm under the captions "Selected Consolidated Financial Data" and "Experts" in the Registration Statement (Form S-3) and the related Prospectus of Inter-Tel, Incorporated for the registration of 3,277,500 shares of its common stock and to the incorporation by reference therein of our report dated January 27, 1995 with respect to the consolidated financial statements and schedules of Inter-Tel, Incorporated included in its Annual Report on Form 10-K for the year ended December 31, 1994, filed with the Securities and Exchange Commission.


                                                               ERNST & YOUNG LLP
July 25, 1995
Phoenix, Arizona

                           INTER-TEL, INCORPORATED
                      REGISTRATION STATEMENT ON FORM S-3
                                EXHIBIT INDEX


                                                                  SEQUENTIALLY
   EXHIBIT                                                          NUMBERED
   NUMBER                DESCRIPTION                                  PAGE
- ----------- --------------------------------------------------- ----------------

 1.1        Form of Underwriting Agreement.
 4.1        Articles of Incorporation of the Company.*
 5.1 Opinion of Kristi S. Bonfiglio, General Counsel, regarding legality of securities being registered.
23.1        Consent of Ernst & Young LLP.
23.2        Consent of Kristi S. Bonfiglio, General Counsel
            (included in Exhibit 5.1).
24.1        Power of Attorney (see page II-3).


- ----------
* Incorporated by reference.